Exhibit 3.2

BROOKFIELD RENEWABLE ENERGY L.P.

SIXTH AMENDMENT TO THE

THIRD AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Third Amended and Restated Limited Partnership Agreement dated as of February 11, 2016 (the “Agreement”) of Brookfield Renewable Energy L.P. (the “Partnership”) is made as of the 24th day of February 2020, by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, on November 25, 2015, the limited partnership agreement of the Partnership was amended to allow for preferred limited partnership interests in the Partnership and to create the Class A Preferred Limited Partnership Units;

AND WHEREAS, the General Partner desires to amend the Agreement to create additional series of Class A Preferred Limited Partnership Units having the rights and restrictions set out in Part XIII of Schedule A to this Amendment;

AND WHEREAS, pursuant to Section 17.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the General Partner (pursuant to its power of attorney from the Limited Partners), without the approval of any Limited Partner, may amend any provision of the Agreement to reflect certain changes, including, as provided for in Section 17.1.6 of the Agreement, an amendment that the General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of Partnership Interests;

AND WHEREAS, the General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.	Section 1.1.3 is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., as amended by the First Amendment to the Third Amended and Restated Limited Partnership Agreement of the Partnership dated as of May 25, 2016, the Second Amendment to the Third Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 14, 2017, the Third Amendment to the Third Amended and Restated Limited Partnership Agreement of the Partnership dated as of January 16, 2018, the Fourth Amendment to the Third Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 28, 2019, the Fifth Amendment to the Third Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 11, 2019 and the Sixth Amendment to the Third Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 24, 2020;

2.	Schedule A of the Agreement is hereby amended by adding Part XIII of Schedule A to this Amendment as Part XIII of Schedule A of the Agreement.

3.	This amendment shall be effective as of the 24th day of February, 2020.

4.	This amendment shall be governed by and construed in accordance with the laws of Bermuda.

5.	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

6.	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the 24th day of February, 2020.

GENERAL PARTNER: BREP HOLDING L.P., by its general partner BRP BERMUDA GP LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

[Sixth Amendment to Third LPA]

SCHEDULE A

PART XIII

Number and Designation of and Rights, Privileges, Restrictions and Conditions

Attaching to the Class A Preferred Limited Partnership Units, Series 17

The seventeenth series of Class A Preferred Limited Partnership Units of the Partnership shall consist of preferred limited partnership interests designated as Class A Preferred Limited Partnership Units, Series 17 (the “Series 17 Units”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Limited Partnership Units as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Arrears” means, with respect to the Series 17 Distributions, the full cumulative Series 17 Distributions through the most recent Series 17 Distribution Payment Date that have not been paid on all Outstanding Series 17 Units.

“Assignee” means a Person to whom one or more Partnership Interests have been transferred in a manner permitted under this Agreement.

“BEP Series 17 Additional Amounts” means “Additional Amounts” as defined in the BREP Partnership Agreement.

“BEP General Partner” means Brookfield Renewable Partners Limited.

“BEP Series 17 Rating Event” means a “Series 17 Rating Event” as defined in the BREP Partnership Agreement.

“BEP Series 17 Units” means the BREP’s Class A Preferred Limited Partnership Units, Series 17.

“BEP Series 17 Successor Entity” means a “Successor Entity” as defined in the BREP Partnership Agreement.

“Series 17 Distribution Payment Date” means the last day of each of January, April, July and October of each year; provided however, that if any Series 17 Distribution Payment Date would otherwise occur on a day that is not a Business Day, such Series 17 Distribution Payment Date shall instead be on the immediately succeeding Business Day without the accrual of additional distributions; provided further, that the Series 17 Distribution Payment Date for the initial Series 17 Distribution Period shall be July 31, 2020.

“Series 17 Distribution Period” means a period of time from and including the preceding Series 17 Distribution Payment Date to, but excluding, the next Series 17 Distribution Payment Date for such Series 17 Distribution Period (other than the initial Series 17 Distribution Period, which means a period of time from and including the Series 17 Original Issue Date to, but excluding, July 31, 2020).

“Series 17 Distribution Rate” means an annual rate equal to 5.25% of the Series 17 Liquidation Preference, subject to adjustment from time to time as set forth in Section 2(B)(b)(ii) to this Part XIII of Schedule A.

“Series 17 Distribution Record Date” has the meaning given to such term in Section 2(B)(b)(iii) to this Part XIII of Schedule A.

“Series 17 Distributions” means distributions with respect to Series 17 Units pursuant to Section 2(B)(b) to this Part XIII of Schedule A.

“Series 17 Holder” means a Record Holder of Series 17 Units.

“Series 17 Liquidation Preference” means a liquidation preference for each Series 17 Unit equal to $25.00 per unit (subject to adjustment for any splits, combinations or similar adjustments to the Series 17 Units).

“Series 17 Original Issue Date” means February 24, 2020.

“Series 17 Units” has the meaning given to such term in the preamble to this Part XIII of Schedule A.

“Series 17 Redemption Date” has the meaning given such term in Section 2(B)(d)(i) to this Part XIII of Schedule A.

“Series 17 Redemption Price” has the meaning given such term in Section 2(B)(d)(i) to this Part XIII of Schedule A.

2.	Terms of Series 17 Units.

A.

General. Each Series 17 Unit shall be identical in all respects to every other Series 17 Unit, except as to the respective dates from which the Series 17 Liquidation Preference shall increase or from which Series 17 Distributions may begin accruing, to the extent such dates may differ. The Series 17 Units represent perpetual interests in the Partnership and shall not give rise to a claim by the Partnership or a Series 17 Holder for conversion or, except as set forth in Section 2(B)(d) to this Part XIII of Schedule A, redemption thereof at a particular date.

B.	Rights of Series 17 Units. The Series 17 Units shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:

a.	Series 17 Units.

i.	The authorized number of Series 17 Units shall be unlimited. Series 17 Units that are purchased or otherwise acquired by the Partnership shall be cancelled.

ii.	The Series 17 Units shall be represented by one or more Certificates (or in book entry) on the books and records of the Partnership in the name of the Series 17 Holder.

b.	Distributions.

i.

Distributions on each Outstanding Series 17 Unit shall be cumulative and shall accrue at the applicable Series 17 Distribution Rate from and including the Series 17 Original Issue Date (or, for any subsequently issued and newly Outstanding Series 17 Units, from and including the Series 17 Distribution Payment Date immediately preceding the issue date of such Series 17 Units) until such time as the Partnership pays the Series 17 Distribution or redeems such Series 17 Unit in accordance with Section 2(B)(d) to this Part XIII of Schedule A, whether or not such Series 17 Distributions shall have been declared. Series 17 Holders shall be entitled to receive Series 17 Distributions from time to time out of any assets of the Partnership legally available for the payment of distributions at the Series 17 Distribution Rate per Series 17 Unit when, as, and, if declared by the General Partner. Series 17 Distributions, to the extent declared by the General Partner to be paid by the Partnership in accordance with this Section 2(B)(b) to this Part XIII of Schedule A, shall be paid, in Arrears, on each Series 17 Distribution Payment Date. Series 17 Distributions shall accrue in each Series 17 Distribution Period, provided that distributions shall accrue on accrued but unpaid Series 17 Distributions at the Series 17 Distribution Rate. If any Series 17 Distribution Payment Date otherwise would occur on a date that is not a Business Day, declared Series 17 Distributions shall be paid on the immediately succeeding Business Day without the accrual of additional distributions. Series 17 Distributions shall be payable based on a 360-day year consisting of twelve 30 day months. All Series 17 Distributions that are (1) accrued and unpaid or (2) payable by the Partnership pursuant to this Section 2(B)(b) or 2(B)(e) to this Part XIII of Schedule A shall be payable without regard to the income of the Partnership and shall be treated for U.S. federal income tax purposes as guaranteed payments for the use of capital under Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a change in Tax law or administrative practice that requires treatment other than as guaranteed payments for U.S. federal income tax purposes, as determined in the sole discretion of the General Partner. For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment shall be specially allocated to the Partners in a manner determined by the General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations. Such guaranteed payments with respect to any Series 17 Distribution Period shall be for the account of the Series 17 Holders as of the applicable Series 17 Distribution Record Date, or as otherwise reasonably determined by the General Partner.

ii.	[Intentionally Omitted].

iii.

Not later than 5:00 p.m., New York City time, on each Series 17 Distribution Payment Date, the Partnership shall pay those Series 17 Distributions, if any, that shall have been declared by the General Partner to Series 17 Holders on the Record Date for the applicable Series 17 Distribution. The Record Date (the “Series 17 Distribution Record Date”) for the payment of any Series 17 Distributions shall be the fifteenth day of the calendar month of the applicable Series 17 Distribution Payment Date, or such other record date as may be fixed by the General Partner in accordance with this Section 2 to this Part XIII of Schedule A. So long as any Series 17 Units are Outstanding, no distribution shall be declared or paid or set aside for payment on any Junior Securities (other than a distribution payable solely in Junior Securities) unless all accrued and unpaid Series 17 Distributions up to and including such distributions payable for the last completed Series 17 Distribution Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities, have been declared and paid or set apart for payment; provided, however, notwithstanding anything to the contrary in this Section 2(B)(b)(iii) to this Part XIII of Schedule A, if a distribution period with respect to a class of Junior Securities or Parity Securities is shorter than the Series 17 Distribution Period, the General Partner may declare and pay regular distributions with respect to such Junior Securities or Parity Securities, so long as, at the time of declaration of such distribution, (i) there are no Series 17 Distributions in Arrears, and (ii) the General Partner expects to have sufficient funds to pay the full distribution in respect of the Series 17 Units on the next successive Series 17 Distribution Payment Date. Accrued Series 17 Distributions in Arrears for any past Series 17 Distribution Period may be declared by the General Partner and paid on any date fixed by the General Partner, whether or not a Series 17 Distribution Payment Date, to Series 17 Holders on the Record Date for such payment, which may not be less than 10 days before such payment date. Subject to the next succeeding sentence, if all accrued Series 17 Distributions in Arrears on all Outstanding Series 17 Units and all accrued distributions in arrears on any Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accrued distributions in Arrears on the Series 17 Units and accrued distributions in arrears on any such Parity Securities shall be made in order of their respective distribution payment dates, commencing with the earliest distribution payment date. If less than all distributions payable with respect to all Series 17 Units and any other Parity Securities are paid, any partial payment shall be made pro rata with respect to the Series 17 Units and any such other Parity Securities entitled to a distribution payment at such time in proportion to the aggregate distribution amounts remaining due in respect of such Series 17 Units and such other Parity Securities, if any, at such time and apportioned equally among them in accordance with the relative amount to be paid or allocated to each group. Subject to Sections 16.3 of this Agreement and Section 2(B)(f) to this Part XIII of Schedule A, Series 17 Holders shall not be entitled to any distribution, whether payable in cash, property or Partnership Interests, in excess of full cumulative Series 17 Distributions. Except insofar as distributions accrue on the amount of any accrued and unpaid Series 17 Distributions as described in Section 2(B)(b)(i) to this Part XIII of Schedule A, no interest or sum of money in lieu of interest shall be payable in respect of any distribution payment which may be in Arrears on the Series 17 Units. Declared Series 17 Distributions shall be paid to the Series 17 Holders in same-day funds on each Series 17 Distribution Payment Date or other distribution payment date in the case of payments for Series 17 Distributions in Arrears.

c.	Voting Rights.

i.

Notwithstanding anything to the contrary in this Agreement, the Series 17 Units shall not have any voting rights or rights to consent or approve any action or matter, except as set forth in Section 6 of Part I of Schedule A to this Agreement, this Section 2(B)(c) to this Part XIII of Schedule A or as otherwise required by Bermuda Law.

ii.

The rights, privileges, restrictions and conditions attached to the Series 17 Units may be added to, changed or removed but only with the approval of the holders of a majority of the Outstanding Series 17 Units, given as hereinafter specified.

iii.

The approval of the holders of the Series 17 Units as a series in respect of any matter requiring the consent of the holders of the Series 17 Units as a series may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be passed by the requisite affirmative vote of the votes cast at a meeting of the holders of Series 17 Units as a series duly called and held for that purpose in accordance with Article 17 of this Agreement or given by resolution signed by holders of Series 17 Units as a series in accordance with Article 17 of this Agreement.

iv.	Each Series 17 Unit shall entitle the holder thereof to one vote for the purposes of any approval at a meeting of the holders of the Series 17 Units or by written consent.

d.	Optional Redemption.

i.

The Partnership shall have the right to redeem the Series 17 Units (i) at any time, and from time to time, on or after March 31, 2025, in whole or in part, (ii) prior to March 31, 2025, if BREP redeems the BEP Series 17 Units pursuant to a BEP Series 17 Rating Event, in whole but not in part or (iii) if BREP redeems the BEP Series 17 Units following a BEP Series 17 Change in Tax Law where, in BREP’s reasonable determination, a substantial probability that BREP or any BEP Series 17 Successor Entity would become obligated to pay any BEP Series 17 Additional Amounts on the next succeeding distribution payment date with respect to the BEP Series 17 Units and the payment of those BEP Series 17 Additional Amounts cannot be avoided by the use of any reasonable measures available to BREP or any BEP Series 17 Successor Entity, in whole but not in part, using any source of funds legally available for such purpose. Any such redemption shall occur on a date set by the General Partner (the “Series 17 Redemption Date”). The Partnership shall effect any such redemption by paying cash for each Series 17 Unit to be redeemed equal to 100% (in the case of a redemption described in clauses (i) and (iii) of this Section 2(B)(d)(i) to this Part XIII of Schedule A), or 102% (in the case of a redemption described in clause (ii) of this Section 2(B)(d)(i) to this Part XIII of Schedule A), of the Series 17 Liquidation Preference for such Series 17 Unit on such Series 17 Redemption Date plus an amount equal to all unpaid Series 17 Distributions thereon from the Series 17 Original Issue Date to, but excluding, the Series 17 Redemption Date (whether or not such distributions shall have been declared) (the “Series 17 Redemption Price”). The Series 17 Redemption Price shall be paid by the Partnership to the Series 17 Holders on the Series 17 Redemption Date.

ii.

The Partnership shall give notice of any redemption not less than 25 days and not more than 60 days before the scheduled Series 17 Redemption Date to the Series 17 Holders (as of 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series 17 Units to be redeemed as such Series 17 Holders’ names appear on the books of the Partnership and at the address of such Series 17 Holders shown therein.

iii.

If the Partnership elects to redeem less than all of the Outstanding Series 17 Units in the event of an optional redemption on or after March 31, 2025, the number of Series 17 Units to be redeemed shall be determined by the General Partner, and such Series 17 Units shall be redeemed by such method of selection as the General Partner shall determine, either apportioned equally among all Series 17 Holders in accordance with the relative number or percentage of Series 17 Units held by each such Series 17 Holder or by lot, with adjustments to avoid redemption of fractional Series 17 Units. The aggregate Series 17 Redemption Price for any such partial redemption of the Outstanding Series 17 Units shall be allocated correspondingly among the redeemed Series 17 Units. The Series 17 Units not redeemed shall remain Outstanding and entitled to all the rights, preferences and duties provided in this Section 2 to this Part XIII of Schedule A.

iv.

No later than 10:00 a.m. New York City time on the Series 17 Redemption Date, the Partnership shall pay or cause to be paid to the Series 17 Holders immediately available funds sufficient to pay the Series 17 Redemption Price to each Series 17 Holder whose Series 17 Units are to be redeemed upon surrender or deemed surrender of the Certificates (or book entry position) therefor.

v.

Any Series 17 Units that are redeemed or otherwise acquired by the Partnership shall be cancelled. If only a portion of the Series 17 Units represented by a Certificate shall have been called for redemption, upon surrender of the Certificate to the Partnership, the Partnership shall issue and deliver to the Series 17 Holders a new Certificate (or adjust the applicable book-entry account) representing the number of Series 17 Units represented by the surrendered Certificate that have not been called for redemption.

vi.

Notwithstanding anything to the contrary in this Section 2 to this Part XIII of Schedule A, unless all accrued and unpaid Series 17 Distributions up to and including the distribution payable for the last completed Series 17 Distribution Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities, have been declared and paid or set apart for payment, the Partnership shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series 17 Units or Parity Securities, except pursuant to a purchase or exchange offer made on the same relative terms to all Series 17 Holders and holders of any Parity Securities. So long as any Series 17 Units are Outstanding, except out of the net cash proceeds of a substantially concurrent issue of Junior Securities, unless all accrued and unpaid Series 17 Distributions up to and including the distribution payable for the last completed Series 17 Distribution Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities, have been declared and paid or set apart for payment, the Partnership shall not be permitted to redeem, repurchase or otherwise acquire any Equity Units or any other Junior Securities.

e.             Payment of Additional Amounts. If BREP shall be required, pursuant to Section 2(B)(e) of Part XIII of Schedule A of the BREP Partnership Agreement to pay additional amounts to holders of the BEP Series 17 Units, the Partnership shall pay to the Series 17 Holders such additional amounts as distributions on the Series 17 Units as may be necessary such that the additional amounts paid as distributions by the Partnership shall equal the additional amounts paid by BREP pursuant to 2(B)(e) of Part XIII of Schedule A of the BREP Partnership Agreement.

f.      Liquidation Rights. In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, unless the Partnership is continued under the election to reconstitute and continue the Partnership pursuant to Section 16.2 of this Agreement, the Series 17 Holders shall be entitled to receive the Series 17 Liquidation Preference per Series 17 Unit held by them, together with all accrued (whether or not declared) and unpaid Series 17 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amounts shall be paid or any assets of the Partnership distributed to the holders of any Junior Securities. Upon payment of such amounts, the Series 17 Holders shall not be entitled to share in any further distribution of the assets of the Partnership.

g.      No Sinking Fund. The Series 17 Units shall not have the benefit of any sinking fund.

h.      Record Holders. To the fullest extent permitted by applicable law, the General Partner and the Partnership may deem and treat any Series 17 Holder as the true, lawful, and absolute owner of the applicable Series 17 Units for all purposes, and neither the General Partner nor the Partnership shall be affected by any notice to the contrary, except as otherwise provided by law.

i.      Other Rights; Fiduciary Duties. The Series 17 Units and the Series 17 Holders shall not have any designations, preferences, rights, powers or duties, other than as set forth in this Agreement or as provided by applicable law. Notwithstanding anything to the contrary in this Agreement or any duty existing at law, in equity or otherwise, to the fullest extent permitted by applicable law, neither the General Partner nor any other Indemnified Party shall owe any duties, including fiduciary duties, or have any liabilities to Series 17 Holders, other than the General Partner’s duty to act at all times in good faith.